VenFin Limited

Registration number 1948/031037/06
ISIN ZAE000026498 Share Code VNF

AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 30 JUNE 2005 AND CAUTIONARY ANNOUNCEMENT

Net asset value per share (at valuation) at year-end	R43:72
Increase in headline earnings per share	+ 25.4%
Increase in dividend per share	+ 53.8%

VenFin Limited

ABRIDGED CONSOLIDATED BALANCE SHEET

	30 June 2005 R million	30 June 2004 R million
ASSETS		
Non-current assets		
Property, plant and equipment	1	26
Intangible assets	-	5
Investments - Associated companies	3 984	2 106
- Other	1 266	2 497
Deferred taxation	-	12
	5 251	4 646
Current assets	2 801	2 548
Cash and cash equivalents	2 227	2 389
Other current assets*	574	159
Total assets	8 052	7 194
EQUITY AND LIABILITIES		
Capital and reserves	8 840	7 669
Treasury shares	(944)	(636)
Total shareholders' equity	7 896	7 033
Non-current liabilities	18	15
Interest-bearing debt	-	7
Deferred taxation	18	8
Current liabilities	138	146
Total equity and liabilities	8 052	7 194

* *Included in Other current assets is an amount of R504 million which represents part of the cash proceeds on the disposal of the Richemont investment received on 7 July 2005.*

VenFin Limited

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Year ended 30 June 2005 R million	Year ended 30 June 2004 R million
Revenue	245	115
Net interest income	102	98
Depreciation	(5)	-
Impairment and amortisation of goodwill	(31)	(300)
Impairment of investments and assets	(7)	(6)
Other net expenses	(105)	(46)
Net operating deficit	(46)	(254)
Negative goodwill arising on acquisitions	158	-
Capital surplus on disposal of investments	200	20
Share of after-tax profit of associated companies	839	680
- Profit from operations	891	700
- Impairment and amortisation of goodwill	(21)	(20)
- Impairment of investments and assets	(33)	(4)
- Capital surplus on disposal of investments	2	4
Profit before taxation	1 151	446
Taxation	(57)	(14)
NET PROFIT FOR THE YEAR	1 094	432

Reconciliation of headline earnings:		
BASIC EARNINGS – net profit for the year	1 094	432
Plus/(minus) – attributable to own members:		
- Impairment and amortisation of goodwill	52	320
- Impairment of investments and assets	41	9
- Negative goodwill arising on acquisitions	(158)	-
- Capital surplus on disposal of investments	(189)	(24)
- Surplus on disposal of property, plant and equipment	(2)	3
HEADLINE EARNINGS	838	740

VenFin Limited

SEGMENTAL ANALYSIS – HEADLINE EARNINGS

	% *change*	Year ended 30 June 2005 R million	Year ended 30 June 2004 R million
Telecommunication		672	491
Technology		(26)	33
Media		143	25
Financial and risk services		65	117
Corporate		(16)	74
HEADLINE EARNINGS	*13.2*	838	740

EARNINGS AND DIVIDENDS PER SHARE

	% *change*	Year ended 30 June 2005 Total	Year ended 30 June 2004 Total
HEADLINE EARNINGS (cents)	*25.4*	189.8	151.4
DILUTED HEADLINE EARNINGS (cents)	*25.0*	188.7	151.0
BASIC EARNINGS (cents)	*180.3*	247.8	88.4
DILUTED BASIC EARNINGS (cents)	*179.7*	246.4	88.1
DIVIDENDS (cents)	*53.8*	50.0	32.5
Weighted number of shares in issue (million)		441.6	488.9
Diluted weighted number of shares in issue (million)		444.1	490.1

VenFin Limited

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Year ended 30 June 2005 R million	Year ended 30 June 2004 R million
Opening balance	7 033	8 205
Net profit for the year	1 094	432
Dividend paid	(146)	(123)
Exchange rate adjustments	377	(1 026)
Change in reserves of subsidiary companies and associated companies	(144)	354
Net after-tax fair value adjustments for the year	125	224
Realisation of fair value adjustments of financial instruments	(135)	(20)
Net shares in VenFin Limited acquired by wholly owned subsidiary and The VenFin Share Trust	(308)	(1 013)
Total shareholders' equity	7 896	7 033
Net book value per share	R18.11	R15.64

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Year ended 30 June 2005 R million	Year ended 30 June 2004 R million
Operating activities		
Operating loss before working capital changes	(79)	(170)
Working capital changes	(415)	44
Cash utilised in operations	(494)	(126)
Net interest received	102	98
Dividends received	534	341
Dividend paid	(146)	(123)
Taxation paid	(13)	(55)
Net cash inflow/(outflow) from operating activities	(17)	135
Cash flow from investing activities	(126)	821
Additions to investments	(1 778)	(172)
Proceeds on disposal of investments	1 890	324
Disposal of business	(32)	-
Acquisition of subsidiaries	-	1 709
Repurchase of shares	(244)	(1 015)
Other	38	(25)
Net increase/(decrease) in cash and cash equivalents	(143)	956
Cash and cash equivalents at the beginning of the year	2 370	1 414
Cash and cash equivalents at the end of the year	2 227	2 370
Cash and cash equivalents – balance sheet	2 227	2 389
Bank overdraft	-	(19)

VenFin Limited

ADDITIONAL INFORMATION

	30 June 2005	30 June 2004
Number of shares in issue		
- Ordinary shares of 1 cent each	447 993 648	447 993 648
- Unlisted B ordinary shares of 10 cents each	35 506 352	35 506 352
Total number of shares in issue	483 500 000	483 500 000
- Shares held in treasury (ordinary shares of 1 cent each)	(38 721 948)	(25 268 657)
- Shares held by The VenFin Share Trust (ordinary shares of 1 cent each)	(8 831 777)	(8 668 746)
	435 946 275	449 562 597
Weighted number of shares in issue	441 567 058	488 922 237

- In determining the headline earnings and basic earnings per share the weighted number of shares in issue was taken into account.
- In determining the diluted headline earnings and basic earnings per share the weighted number of shares in issue was adjusted for the dilutive effect of the shares offered to participants by the VenFin Share Scheme. The number of shares that was added to the weighted number of issued shares to determine the dilutive effect was 2 501 225 (2004: 1 218 466).

	30 June 2005	30 June 2004
Net asset value per share (Rand)		
- At book value	R18.11	R15.64
- At market value and directors' valuation of investments	R43.72	R28.80

	R million	R million
Listed investments		
Associated		
- Book value (including goodwill)	1 790	109
- Market value	1 911	108
Other		
- Book value	155	496
- Market value	155	496
Unlisted investments		
Associated		
- Book value (including goodwill)	2 194	1 997
- Directors' valuation	13 235	7 929
Other		
- Book value	1 111	2 001
- Directors' valuation	1 111	2 038

Capital commitments (Including amounts authorised, but not yet contracted)	107	39

VenFin Limited

ADDITIONAL INFORMATION (CONTINUED)	Year ended 30 June 2005 R million	Year ended 30 June 2004 R million
Net interest income		
Interest received - unlisted investments and deposits	108	98
Interest paid	(6)	-
	102	98
Dividends received		
Dividends included in profit	13	12
Dividends from associated companies	520	329
Capital surplus on disposal of investments		
Subsidiary companies:		
Capital surplus on the disposal of		
- Richemont A units	187	20
- Other long-term investments	13	-
Total before taxation - per income statement	200	20
Taxation	(13)	-
Total after taxation	187	20
Associated companies after taxation	2	4
Total - attributable to own members	189	24

ANNEXURE A
COMPOSITION OF HEADLINE EARNINGS

	Effective % interest at 30 June 2005	VenFin's share R million	
		30 June 2005	30 June 2004
Vodacom	**15.0**	**662**	480
Psitek	**33.0**	**10**	12
Dimension Data Bond - *interest*	**100.0**	**23**	27
- *fair value adjustment*		**(19)**	-
Tracker	**32.1**	**26**	16
GenuOne	**38.3**	**(5)**	(6)
Intervid(1) - *operating loss*	**0.0**	**(33)**	-
- *impairment of financial asset*		**(12)**	-
Other technology		**(6)**	(4)
Sabido (e.tv) - *normalised headline earnings*	**31.5**	**43**	22
- *deferred tax*		**96**	-
SAIL	**36.5**	**4**	2
Alexander Forbes(2) - *normalised headline earnings*	**25.2**	**85**	117
- *non-recurring restructuring costs*		**(20)**	-
Corporate and other(3)		**(16)**	74
Headline earnings		**838**	740

(1) *Intervid only became a subsidiary on 30 June 2004. Its earnings for the financial year ended 30 June 2004 was therefore still accounted for as an associate. The comparative operating headline loss incurred by Intervid for the year ended 30 June 2004 was R67 million.*

(2) *Alexander Forbes became an associate during the year under review, whereas previously it was accounted for as an investment in an exchangeable bond by R&V. VenFin only accounted for income from Alexander Forbes up to 31 March 2005. VenFin accounted for interest on the bonds for one month and equity accounted the 25% interest for seven months only. If the Alexander Forbes transaction had taken place on 1 April 2004, and not on 6 September 2004, VenFin would have equity accounted its 25% interest in Alexander Forbes for the year from 1 April 2004 to 31 March 2005. This basis of accounting would reflect results that are more comparable with the results of the previous financial year. On this pro forma basis, Alexander Forbes's contribution to VenFin's headline earnings for the financial year ended 30 June 2005 would have amounted to R127 million instead of the R65 million actually included. The prior year's figure was R117 million, reflecting interest for a twelve-month period.*

(3) *The decrease in the contribution of Corporate and other to VenFin's headline earnings is mainly attributed to the drop in interest income on the lower average cash balance in South Africa as well as a taxation charge of R12 million on offshore interest income earned on the cash consolidated in the balance sheet when R&V Holdings Ltd became a wholly owned subsidiary on 30 June 2004.*

ANNEXURE B
COMPOSITION OF NET ASSET VALUE (R million)

	30 June 2005		30 June 2004	
	Book value	**Valuations**	Book value	Valuations
Listed [(1)]	**1 945**	**2 066**	678	624
Alexander Forbes[(5)]	1 305	1 495	-	-
Richemont A units[(6)]	-	-	411	411
Dimension Data	403	365	-	-
FrontRange	155	155	62	62
Idion	82	51	81	79
iTouch[(6)]	-	-	23	23
Intervid[(4)]	-	-	72	20
SAIL[(3)]	-	-	29	29
Unlisted [(2)]	**3 220**	**14 261**	4 029	9 999
Vodacom	1 615	12 284	1 511	6 990
Alexander Forbes Bonds[(5)]	-	-	1 274	1 274
Dimension Data Bond	828	828	629	666
e.tv - equity	296	373	163	375
- loans	74	74	150	150
Tracker	39	274	20	242
Psitek	63	118	69	96
SAIL[(3)]	24	30	-	-
Loans and other investments	281	280	213	206
Cash[(7)]	**2 731**	**2 731**	2 326	2 326
Total	**7 896**	**19 058**	7 033	12 949
Net asset value per share (Rand)	**18.11**	43.72	15.64	28.80
Share price (Rand)		28.70		19.88
Discount to net asset value		34.4%		31.0%
Potential CGT liability per share (Rand)[(8)]		(1.47)		(0.04)

(1) Market value
(2) Directors' valuation
(3) SAIL was delisted during the current year.
(4) Intervid was delisted during the current year and merged with CommsCo (Pty) Limited on 30 June 2005.
(5) Alexander Forbes Bonds were sold during the year. Proceeds were utilised to subscribe for Alexander Forbes shares.
(6) The iTouch and Richemont investments were sold during the current year.
(7) Included in cash is an amount of R504 million which represents part of the cash proceeds on the sale of Richemont shares disclosed in Other current assets on the face of the balance sheet and received on 7 July 2005. The balance of R20 million was received before year-end.
(8) The potential capital gains tax (CGT) liability, which is unaudited, is calculated at an effective rate of 14.5% on the specific identification method, using the most favourable calculation for investments acquired before 1 October 2001.

COMMENTARY

INTRODUCTION

VenFin operates as an investment holding company focusing on telecommunication, technology, media and financial and risk services, as well as other private equity businesses and startup opportunities. The group manages its investments actively through regular dialogue with other shareholders, directors and the management of investee companies.

ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice, the requirements of the South African Companies Act, Act 61 of 1973, as amended, and the Listings Requirements of JSE Limited. These financial statements incorporate accounting policies which are consistent with those of the previous financial year, with the exception of the implementation of the South African Statement of Generally Accepted Accounting Practice AC 501: Accounting for secondary taxation on companies (STC).

International Financial Reporting Standards (IFRS)
With effect from 1 July 2005, VenFin will implement IFRS and in the group's financial statements for the year ending 30 June 2006, the comparative figures for 2005 will be restated accordingly. In the announcement of the interim results for the six months ending 31 December 2005, which will be presented in terms of IFRS, the effects of these new accounting standards will be disclosed fully.

Change in accounting policy
AC 501: Accounting for secondary taxation on companies (STC)
In terms of this accounting statement, a deferred tax asset should be recognised for unutilised STC credits to the extent that it is probable that the entity will declare dividends against which the STC credits can be utilised.

VenFin's history regarding dividends received against ordinary dividends paid suggests increasing STC credits in time. It is therefore unlikely that in the foreseeable future VenFin's STC credits will be utilised against ordinary dividends paid. Consequently, no deferred tax asset has been created for the Company's unutilised STC credits of R958 million.

Other adjustment
Restatement of comparative figures in respect of goodwill
Goodwill attributable to investments in associated companies is included in the carrying amount of associates in the 2005 annual financial statements, while previously it was reported under "Intangible assets". The comparative balance sheet has been restated accordingly.

Restatement of prior year figures as a result of the above-mentioned adjustments:

Balance sheet	30 June 2004 R million
Decrease in intangible assets	(551)
Increase in investments - associated companies	551

FINANCIAL REVIEW

Headline earnings
Headline earnings per share for the year to 30 June 2005, increased by 25.4% from 151.4 cents to 189.8 cents, based on the weighted number of shares in issue, totalling 441.6 million (2004: 488.9 million shares). Total headline earnings for the year to 30 June 2005 was R838 million, compared to R740 million for the year to 30 June 2004. This represents an increase of 13.2%.

In order to make a more meaningful evaluation of VenFin's headline earnings the following items, which are included in the current year's headline earnings, need to be taken into account:

- An increase in the contribution of Sabido (Pty) Limited (e.tv) to VenFin's headline earnings of R96 million due to the recognition of a deferred tax asset of R299 million in respect of e.tv's assessed losses.
- A negative fair value adjustment of R19 million on the embedded derivative attached to the Dimension Data convertible bond.
- Once-off restructuring costs incurred by Alexander Forbes Limited, which contributed to a loss of R20 million in VenFin's headline earnings, as well as the effect of accounting for 7 months of earnings and 1 month of interest for Alexander Forbes only. *(For more detail, refer to note 2 of Annexure A)*

The increase in headline earnings is largely attributable to:

- A 37.9% increase in the equity accounted earnings from Vodacom (from R480 million to R662 million) due to steady growth in its earnings.
- The increased contribution of e.tv to VenFin's headline earnings, from R22 million to R43 million (excluding the effect of the recognition of the deferred tax asset), as e.tv's turn to profitability during 2004 gained momentum.

R&V Holdings Limited (R&V) became a wholly owned subsidiary on 30 June 2004. As a result, a net taxation charge of R15 million was incurred on offshore interest income earned on the cash and bonds consolidated in the balance sheet, which partially offset the increase in headline earnings.

Vodacom
Vodacom has again performed well, with headline earnings up 31.8% to R4 128 million (2004: R3 133 million) and with an EBITDA margin (earnings before interest, tax, depreciation and amortisation) of 35.1% (2004: 34.0%) for its year ended 31 March 2005. Vodacom's headline earnings for the three months from 1 April 2005 to 30 June 2005 increased by 37.5% to R1 049 million (2004: R763 million). Its total subscribers increased by 11.0% from 15.5 million subscribers on 31 March 2005 to 17.2 million subscribers on 30 June 2005.

Alexander Forbes Limited (Alexander Forbes)
Alexander Forbes effectively became an associate at the beginning of September 2004 when VenFin acquired 25% of its issued shares. (Refer to "changes to investments" below)

VenFin has accounted for this investment according to the equity method for seven months, from 1 September 2004 to 31 March 2005, to coincide with the financial year-end of Alexander Forbes. Alexander Forbes is a listed company and to comply with the JSE Listings Requirements on price sensitive information, VenFin could account only for financial information disclosed by Alexander Forbes and available to the general public. This led to the decision to equity account to 31 March 2005 only.

The attributable earnings from Alexander Forbes for the reporting period thus consists of interest earned on the bonds for one month to 31 July 2004, and equity accounted earnings for seven months, from 1 September 2004 to 31 March 2005. This has negatively affected VenFin's reported headline earnings for the year to 30 June 2005. Therefore the contribution of the investment in Alexander Forbes to VenFin's headline earnings per share is not comparable with the previous financial year.

In subsequent years VenFin will equity account its interest in Alexander Forbes over the period 1 April to 31 March. VenFin's interim results to December will therefore include Alexander Forbes's results for the period from 1 April to 30 September.

Corporate (wholly owned subsidiaries)
The contribution to headline earnings of net interest income earned on cash deposits in South Africa decreased from R65 million in 2004 to R14 million, mainly as a result of a lower average cash balance due to the share repurchase programme.

Dividends received from other investments contributed R13 million (2004: R12 million) to headline earnings.

Basic earnings
Basic earnings for the year ended 30 June 2005, increased by 153.2% to R1 094 million (2004: R432 million). Basic earnings reflect earnings after goodwill amortisation, impairments of assets and non-recurring exceptional items. The increase in basic earnings is attributable mainly to capital surpluses realised on the disposal of investments and subsidiaries, as well as negative goodwill realised on acquisitions.

Included in negative goodwill is an amount of R143 million in respect of an adjustment to the goodwill that arose on the restructuring of VenFin's interest in R&V, which resulted in R&V becoming a wholly owned subsidiary of VenFin. This adjustment relates to changes in the valuation of the embedded derivative included in the Dimension Data convertible bond on the restructuring date.

IMPAIRMENT OF INVESTMENTS AND GOODWILL

Provision for the impairment of investments and goodwill amounting to R38 million has been made, of which the most significant is a provision for R37 million against the carrying value of the investment in GenuOne Incorporated to reflect the risks associated with this investment.

An analysis and detailed composition of the performance of the various investments appears in Annexures A and B and a full operational review of all investments is given in the group's 2005 annual report due for distribution by the end of September 2005.

NET ASSET VALUE

The net asset value per share of listed investments at market value and the directors' valuation of unlisted investments amounted to R43.72 on 30 June 2005, compared to R28.80 per share at 30 June 2004. This is an increase of 51.8% year-on-year and reflects mainly the increase in the value of Vodacom and the effect of the share repurchase programme.

The net asset value of listed investments at market value and the directors' valuation of unlisted investments increased by 47.2% from R12 949 million to R19 058 million on 30 June 2005.

The calculations to determine the directors' valuations of the unlisted investments included analysis of the following factors:

- Market value and earnings yield of similar listed shares, discounted for limited tradeability of the unlisted shares
- Growth potential and risk factors
- Underlying net asset value
- Profit history
- Cash flow projections

CHANGES TO INVESTMENTS

The most significant changes to VenFin's investment portfolio during the year ended 30 June 2005 were:

£100 million Alexander Forbes Exchangeable bonds (the bonds)

During the year under review, VenFin sold the bonds to Alexander Forbes Limited (Alexander Forbes) for a cash payment of R1 159.5 million and £12.5 million. The R1 159.5 million was used to subscribe for 114.8 million Alexander Forbes shares.

A further 1.1 million Alexander Forbes shares were acquired in the open market for R12 million during September 2004. On 30 June 2005, VenFin's effective interest in Alexander Forbes was 25.2%. The investment is accounted for as an associate.

Repurchase of VenFin shares

VenFin's wholly owned subsidiary, VenFin Securities (Pty) Limited, acquired a further 13.7 million VenFin ordinary shares at an average price of R22.11 per share for R301.9 million. On 30 June 2005, the number of shares in treasury was 38.7 million, or 8.6% of the issued ordinary shares of 1 cent each.

Since the repurchase programme started in the 2002 financial year, a total of 86.3 million ordinary shares (19.3% of the current issued ordinary shares of 1 cent each) have been acquired at an average price of R19.49 per share.

Intervid Limited (Intervid) / CommsCo (Pty) Limited (CommsCo)

Through a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, VenFin acquired all the Intervid shares it did not already own for a cash consideration of R9 million and 99 458 VenFin shares. Intervid became a wholly owned subsidiary and was delisted on 24 August 2004.

On 30 June 2005, Intervid and CommsCo merged their respective businesses into an integrated security and infrastructure company, with VenFin's effective interest in this merged entity totalling 46.1%.

SAIL Group Limited (SAIL)

As previously reported, VenFin, as a member of a consortium, made an offer for the shares held by the other shareholders of SAIL.

On 31 December 2004, the transaction was executed when VenFin, on behalf of the consortium, acquired 172.9 million SAIL shares for R71 million. Subsequently, 28.1 million SAIL shares were repurchased by SAIL, while the remaining 144.8 million shares were converted into SAIL preference shares. Following this transaction, VenFin's effective interest in SAIL is 36.5%.

FrontRange Limited (FrontRange)

VenFin invested a further R64 million in FrontRange and the total cost of this investment now amounts to R102 million, or R3.34 per share. On 30 June 2005, VenFin's effective interest in FrontRange was 19.0%.

Dimension Data Holdings plc (Didata)

RFS Finance Limited, a wholly owned offshore subsidiary of VenFin, acquired 94 million Didata shares for £33.7 million. On 30 June 2005, these shares represented 7.0% of Didata's issued shares. Assuming a conversion of the Didata bond into equity, VenFin's interest in the enlarged issued share capital of Didata will be 18.4%. The equity interest of 7% is classified as an investment in an associate. From 1 April 2005 it will be accounted for according to the equity method.

Cueincident (Pty) Limited (Cueincident)

VenFin invested R12 million in Cueincident, which designs, installs, maintains and operates electronic facilities management systems by utilising surveillance technology. Customers include local government, state-owned enterprises and large corporates. On 30 June 2005, VenFin's interest in Cueincident amounted to 12.4%.

GEMS Oriental and General Funds (GEMS II and III)

VenFin invested a further $5.0 million in GEMS II, for a total investment to date of $12.6 million.

VenFin committed $12.5 million to GEMS III, a fund started during 2005 by the same management team as GEMS II. GEMS III aims to raise $300 million and will also make direct investments in the Asian Pacific region. No amount has been drawn on this commitment yet.

Milestone China Opportunities Fund I L.P. (Milestone China)

VenFin has invested a further $2 million in Milestone China. The total invested to date amounts to $2.5 million, with a further $2.5 million committed.

Richemont Depositary Receipts (DR's)

During June 2005, RGH Investments Limited, a wholly owned foreign subsidiary of VenFin, sold its remaining 25.3 million Richemont DR's for R524 million. An after-tax capital surplus of R173 million was realised.

Inala Technology Investments (Pty) Limited (Inala)

VenFin disposed of its 33.5% interest in Inala for R5 million and a capital surplus of R1 million has been realised.

Psitek (Pty) Limited (Psitek)

VenFin sold shares in Psitek for R11 million to the Psitek share trust. A capital surplus of R3 million was realised. On 30 June 2005, VenFin's interest in Psitek was 33.0%.

Sabido (Pty) Ltd (e.tv)

During the year under review e.tv issued and allotted 2 million shares to its employee share trust, while VenFin sold 159 938 e.tv shares to the share trust, resulting in a dilution of VenFin's effective interest in e.tv to 31.5% on 30 June 2005 (2004: 33.0%).

Subsequent to the year-end:

Tracker Investment Holdings (Pty) Limited (Tracker)

During July 2005, VenFin purchased an additional 1 128 Tracker shares for R12 million and its interest in Tracker now amounts to 33.7% (30 June 2005: 32.1%).

Fraxion Holdings (Pty) Limited (Fraxion)

VenFin invested R3 million in Fraxion for a 33.3% interest. Fraxion develops and markets a spending management solution that allows companies to manage and control all spending activities by offering real-time visibility into spending behaviour and budget positions.

EXCHANGE RATE DIFFERENCES

Net positive exchange rate differences as a result of the translation of foreign entities into SA Rand on 30 June 2005 amounted to R377 million (2004: negative R1 026 million) and were credited directly to reserves.

PROSPECTS

New investments and strategy

We continue to evaluate new investment opportunities on a regular basis, both in South Africa and abroad. Our investment strategy is to take a long-term view. The focus remains on investments with the potential to make a meaningful contribution to VenFin. Investments are constantly evaluated and if the prognosis for any investment changes and it becomes clear that it cannot make a meaningful contribution to VenFin in the long term, the investment is realised.

Share repurchases

We have again invested surplus cash to repurchase VenFin shares, on the basis that it supports our strategy to add value to our shareholders over the longer term. In terms of this strategy we will continue to repurchase shares.

AUDIT REPORT

The annual financial statements have been audited by PricewaterhouseCoopers Inc. and their unqualified audit reports on the comprehensive annual financial statements and the summarised financial statements are available for inspection at the registered office of the Company.

CAUTIONARY ANNOUNCEMENT

Shareholders are advised that discussions are taking place which may have a material effect on the VenFin share price. Accordingly shareholders are advised to exercise caution when dealing in the Company's securities until a further announcement is made.

DIVIDEND

Declaration of Dividend No 3

Notice is hereby given that a final dividend of 50.0 cents (2004: 32.5 cents) per share has been declared for the financial year ended 30 June 2005 in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each.

Dates of importance:

Last day to trade in order to participate in the final dividend	Friday, 7 October 2005
Trading on or after this date will be ex the final dividend	Monday, 10 October 2005
Record date	Friday, 14 October 2005
Payment date	Monday, 17 October 2005

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 10 October 2005 and Friday, 14 October 2005, both days included.

The Annual General Meeting will be held on Wednesday, 26 October 2005. The Annual Report will be posted to members during September 2005.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Josua Malherbe
Chief Executive Officer

Stellenbosch
6 September 2005

DIRECTORS AND ADMINISTRATION

Directors

Non-executive directors	**Executive directors**
Johann Rupert *(Chairman)*	Josua Malherbe *(Chief Executive Officer)*
John Newbury *(Deputy Chairman)*	Jannie Durand
Piet Beyers	
Mike Bosman	
Liesbeth Botha	
Jan Dreyer	
GT Ferreira	
Anthony Fletcher	
Elias Links	

Secretary
Mariza Lubbe

Listing
JSE Limited
Sector: Financial–Investment Companies

American depositary receipt (ADR) program
Cusip number 922672100 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 101 Barclay Street, New York NY 10286

Business address
25 Quantum Street, Techno Park, Stellenbosch 7600
P O Box 456, Stellenbosch 7599

Registered office
Carpe Diem Office Park
Techno Park, Stellenbosch 7600

Transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001 (P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.
Stellenbosch

Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)